Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

April 7, 2022

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Brian Fetterolf

Jennifer López Molina

Re:	ShiftPixy, Inc.

Amendment No. 5 to Registration Statement on Form S-3

Filed March 18, 2022

File No. 333-259619

Ladies and Gentlemen:

This letter sets forth the response of ShiftPixy, Inc. (the “Company”) to the comment letter, dated March 31, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-3 publicly filed with the Commission on March 18, 2022. Concurrently, the Company is filing publicly an amendment to the registration statement (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	We note your response to the third and fourth bullets of comment 1, but we are unable to identify where in your disclosure these matters have been addressed. In the risk disclosure regarding the Company’s investment company status, please add precise and explicit discussion of:

•	The Company’s belief that it is relying on the temporary safe harbor for transient investment companies in Rule 3a-2 of the Investment Company Act of 1940, including the reasons for its reliance on that rule. In your revised disclosure, please specifically identify the Company’s belief that it holds investment securities having a value exceeding 40% of the Company’s total assets, exclusive of Government securities and cash items.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

•	The Company’s belief that it "initially exceeded the 40% Threshold on October 19, 2021 . . . ." In your revised disclosure, please specifically (i) identify such date as the date that you believe began the one-year safe harbor for transient investment companies under Rule 3a-2(b) and (ii) discuss your reasons for identifying this date, rather than an earlier date, as the beginning of the one-year period under Rule 3a-2(b), including, for example, your belief that "prior to pricing of IHC’s IPO on October 19, 2021 . . . the fair market value of the IHC founder shares owned by the Company had significantly less value than $10.00 per unit."

•	The requirement that, as a condition of the Company’s reliance on Rule 3a-2, the Company have a bona fide intent to be engaged primarily, as soon as is reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities. In your revised disclosure, please specifically identify (i) the company’s intent to "sell the IHC founder shares or dividend the IHC founder shares to the Company’s shareholders by October 19, 2022 . . . " in order to comply with Rule 3a-2 and (ii) the risk that the acquisition of additional investment securities, including potentially as a result of making working capital loans to IHC, could be viewed as business activities inconsistent with this requirement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

MINTZ April 7, 2022 Page 2

2.	We note, in the risk disclosure regarding the Company’s investment company status, your statement that "[o]ur business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long-term." Please (i) clarify whether this statement describes the Company’s business or IHC’s and (ii) reconcile with the statements you make elsewhere in your disclosure that you "expect IHC to operate as a separately managed, publicly traded entity following the completion of its IBC . . . .”

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

3.	We note your response to comment 2 and have the following comments:
•	We note that your response references the disclosure in the Form 10-K. However, we are not able to locate any such disclosure relating to the NFTs. Please provide us with a materially complete description of the loyalty rewards program, including who will create the NFTs, the circumstances under which the NFTs will be issued, and the role of the NFTs in the program. In responding to this comment please explain the relationship between the NFTs and the rewards, in particular whether any reward is based on or otherwise determined by reference to the NFTs. For example, is an NFT merely a means of accessing the online games or is there some other relationship between the NFTs and the rewards.

Response: The Company’s previous response letter dated March 18, 2022 (the “March Response Letter”) cited to page 20 of the Company’s Annual Report on Form 10-K for its fiscal year ended August 31, 2021 (the “2021 Form 10-K”) in order to refer to the Company’s launch of ShiftPixy Labs, which includes the development of ghost kitchens. The Company’s 2021 Form 10-K does not reference NFTs.

The Company respectfully submits that the materially complete description of the NFT loyalty rewards program remains the same as the description in the March Response Letter because the NFTs are part of a prospective marketing program for ShiftPixy Labs that is in the early design stages. As described in the March Response Letter, the Company plans to create the NFTs which will be gifted to individual customers for free to allow customers to play online games built and designed by the Company to earn rewards under the Company’s loyalty rewards program. The rewards will accrue over time based on the customer’s qualifying purchases and participation in the online games. The NFTs will also enable customers to digitally place food and beverage orders through brand locations in the metaverse. The NFTs will not be transferable or saleable. The NFTs are merely customizable profiles that customers can use to access online games and each NFT will have the identical ability to earn rewards. The NFT loyalty rewards program is an immaterial marketing program designed by the Company to generate interest for various product offerings and services developed through ShiftPixy Labs.

•	Please include in your response a copy of the terms of use with respect to the NFTs.

Response: The current draft of the terms of use to be implemented with respect to the NFTs is included as Exhibit A attached hereto. Given that this program is in the early design stages, the terms of use have not been finalized or published, and are therefore subject to further revision. The draft provided was created in anticipation of a ghost kitchen brand currently under development through ShiftPixy Labs known as “Cluck ‘n Lucky.”

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ April 7, 2022 Page 3

•	Please clarify whether and to what extent the NFTs may be monetized, whether through sale, exchange, redemption, or other transfer. In this regard, we note the disclosure on your website indicating that the NFTs will be transferable through secondary markets. Please also clarify whether the company may repurchase or otherwise reacquire the NFTs.

Response: The Company respectfully submits that the NFTs will not be monetized through sale, exchange, redemption, or other transfer. As described in the March Response Letter, the NFTs will be distributed to customers for free, will have no value and will not be available for transfer or resale. Holders of these NFTs will not receive any type of distribution (other than being able to earn rewards due to their own efforts) and their NFTs will never appreciate in value because the NFTs cannot be sold or transferred on any exchange or market. The Company acknowledges that the website briefly included a reference to NFT avatars being “tradeable” on “secondary markets”, however, this statement was never intended to imply that NFTs created by customers would have any monetary value or be available for resale. No NFTs have been issued by the Company to date and, to avoid any confusion, this reference has been eliminated from the website. The Company may not repurchase or otherwise reacquire the NFTs. The terms of use with respect to the NFTs included as Exhibit A attached hereto includes a representation that customers “are using NFTs primarily as objects of play and not for investment or speculative purposes.”

•	Please revise your legal analysis to the extent necessary based on your responses to the above comments.

Response: The Company respectfully submits that its legal analysis remains the same as in the March Response Letter. The Company has updated its website to reflect the description of the NFTs included in this letter and in the March Response Letter. The Company also acknowledges that it previously created a server on Discord, a group-chatting platform, to create an online community for ShiftPixy Labs and to promote the Company’s loyalty rewards program but has since erased the server because of limited membership. The Company’s activities on its Discord server was limited to sharing posts from the Company’s Twitter and YouTube accounts.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc: Scott W. Absher, Chief Executive Officer (ShiftPixy, Inc.)

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

EXHIBIT A

Terms and Conditions

Last Updated on _______

PLEASE READ THESE TERMS AND CONDITIONS (“TERMS”) CAREFULLY BEFORE USING THIS WEBSITE (“SITE”) OR ANY MOBILE APPLICATIONS DOWNLOADED BY YOU ON ANY ELECTRONIC DEVICE (“APPLICATIONS”).  USE OF THE SITE, APPLICATIONS OR SERVICES OR THE DOWNLOADING OF MATERIALS FROM THE SITE CONSTITUTES YOUR AGREEMENT TO THESE TERMS. BY ACCESSING, BROWSING AND/OR USING THE SITE, APPLICATIONS OR SERVICES, YOU ACKNOWLEDGE THAT YOU HAVE READ, UNDERSTOOD, AND AGREE TO BE BOUND BY THESE TERMS AND TO COMPLY WITH ALL APPLICABLE LAWS AND REGULATIONS. IF YOU DO NOT AGREE TO THESE TERMS, DO NOT USE THE SITE, APPLICATIONS OR SERVICES OR DOWNLOAD ANY APPLICATIONS OR MATERIALS FROM THE SITE.

The terms “you” or “your” herein shall refer to users of the Site, Applications and/or Services.

1.	General. The Site and Applications are operated by Cluck’n Lucky, Inc. (“Cluck’n Lucky”), a wholly-owned subsidiary of ShiftPixy, Inc. (“ShiftPixy”) (collectively, Cluck’n Lucky and ShiftPixy may be referred to as “we,” “us,” or “our”). These Terms apply to and govern the use of: (i) the Site – www.cluckinlucky.com (accessed via desktop or mobile device); (ii) Applications; and/or (iii) any of the services made available through the Site or Applications, including, without limitation participation in any non-fungible token (“NFT”) gamification loyalty program hosted or operated by Cluck’n Lucky, its parent or Affiliates (collectively, the “Services”). The Terms specify the terms and conditions for access to and use of the Site, Applications and Services.

Certain other products and services offered by Cluck’n Lucky or ShiftPixy (as the case may be) may not be within the scope of these Terms and may be governed by separate agreements and terms of service, including, without limitation the terms and conditions associated with any mobile application or system operated or hosted by Cluck’n Lucky or ShiftPixy.

2.      Privacy. Protecting the privacy of Cluck’n Lucky’ clients and users of the Site, Applications and Services is important to Cluck’n Lucky. Your visit to and use of the Site and Applications or use of the Services may also be governed by Cluck’n Lucky’ Privacy Policy – which may be reviewed here. All policies (including, but not limited to Cluck’n Lucky’ Privacy Policy), guidelines, and rules applicable to the use of the Site, Applications and Services are hereby incorporated by reference into these Terms.

3.      Ownership. All content included on the Site and Applications is and shall continue to be the property of Cluck’n Lucky, ShiftPixy or (if applicable) its content suppliers and is protected under applicable copyright, patent, trademark, and other proprietary rights. Any copying, redistribution, use or publication by you of any such content or any part of the Site and Applications is prohibited, except as expressly permitted in these Terms. Under no circumstances will you acquire any ownership rights or other interest in any content by or through your use of the Site, Applications or Services.

4.      Intended Audience. The Site, Applications and Services are intended for adults only. The Site, Applications and Services are not intended for any children under the age of thirteen (13). Cluck’n Lucky adheres to the Children’s Online Privacy Act of 1998.

5.      Copyright and Trademarks. The information available on or through the Site and Applications is the property of Cluck’n Lucky, ShiftPixy, content providers, or its licensors, and is protected by copyright, trademark, and other intellectual property laws. You may not modify, copy, distribute, transmit, display, publish, sell, license, create derivative works or otherwise use any information available on or through the Site and Applications for commercial or public purposes. Other product and company names mentioned on the Site and Applications may be trademarks of their respective owners.

6.      Content Ownership and Use Restrictions. We grant you a limited, revocable, nonexclusive license to use the Site, Applications and Services solely for your own personal use and not for republication, distribution, assignment, sublicense, sale, preparation of derivative works, or other use. You agree not to use the Services or content of the Site and Applications to act on behalf or for the benefit of a third-party, nor use the Services to run an outsourcing business.

Furthermore, you agree not to copy materials on the Site and Applications, reverse engineer or break into the Site and Applications, or use materials, products, or any of the Services in violation of any law. The use of the Site and Applications is at our discretion and Cluck’n Lucky or ShiftPixy (as the case may be) may terminate your use of the Site, Applications and Services at any time.

You shall not launch any automated system, including without limitation, “robots,” “spiders,” “offline readers,” etc., that accesses the Site, Applications or Services in a manner that sends more messages to the Cluck’n Lucky servers in a given period of time than a human can reasonably produce in the same period by using a conventional on-line web browser. Notwithstanding the foregoing, Cluck’n Lucky grants the operators of public search engines permission to use spiders to copy Cluck’n Lucky content from the Site, Applications and Services for the sole purpose of creating publicly available searchable indices of Cluck’n Lucky content, but not caches or archives of such content and provided that such spiders do not affect operation of the Site, Applications or Services. Cluck’n Lucky reserves the right to revoke these exceptions either generally or in specific cases.

You are solely responsible for all activity that occurs on any Account (as such term is defined in Section 22 below) (established or maintained by you through the Site or Applications) and mobile device, and you must keep your password and mobile device secure. In addition to the terms herein, see Section 20 below for additional information regarding your Account. You are responsible for implementing security measures to safeguard your access credentials, and to prevent use and disclosure by unauthorized third-parties. Except as otherwise required by applicable law, you are responsible for all transactions and other activities authorized or performed using your Account username and password or mobile device, whether authorized or unauthorized by you. Except as otherwise expressly stated in these Terms or required by applicable law, Cluck’n Lucky and ShiftPixy are not responsible for any losses arising out of the loss or theft of your personal information on your mobile device or from unauthorized or fraudulent transactions associated with your Cluck’n Lucky Account. See Privacy Policy here for more detail.

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7.      Third-Party Information. Although Cluck’n Lucky monitors the information on the Site and Applications, some of the information is supplied by independent third-parties. While Cluck’n Lucky makes every effort to ensure the accuracy of all information on the Site and Applications, Cluck’n Lucky makes no warranty as to the accuracy of any such information. Cluck’n Lucky will not censor or edit the content of any third-party website. Additionally, because Cluck’n Lucky does not control non-Cluck’n Lucky websites or the products advertised therein, you acknowledge and agree that Cluck’n Lucky is not responsible for the availability of such non-Cluck’n Lucky website, products, or services, and is neither responsible nor liable for any content, advertising, products, services or other materials on or available from such website. In no event shall any reference to any non-Cluck’n Lucky site, product or service be construed as an approval or endorsement by Cluck’n Lucky of such site, product, or service. Please review Cluck’n Lucky’s Privacy Policy for further details – which may be accessed here. By using the Site and Applications, you expressly relieve Cluck’n Lucky, ShiftPixy, its subsidiaries, and Affiliates, from any, and all liability arising from your use of any third-party website(s).

8.	Third-Party applications, devices and open-source software. The Site, Applications and Services may be integrated with, or may otherwise interact with, third-party applications, websites, and services ("Third-Party Applications") and third-party personal computers, mobile handsets, tablets, wearable devices, speakers, and other devices ("Devices"). Your use of such Third-Party Applications and Devices may be subject to additional terms, conditions, and policies provided to you by the applicable third-party. We do not guarantee that Third-Party Applications and Devices will be compatible with the Site, Applications or Services.

9.      Security. Data transmitted to and from the Site and Applications is encrypted for your protection. However, the security of information transmitted through the Internet can never be guaranteed. We are not responsible for any interception or interruption of any communications through the Internet or for changes to or losses of data. You are responsible for maintaining the security of any password, user ID, or other form of authentication involved in obtaining access to password protected or secure areas of the Site and Applications, as applicable or to use the Services. To protect you and your data, we may suspend your use the Site, Applications and Services, without notice, pending an investigation, if any breach of security is suspected.

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10.  Compliance with Laws. Access to and use of the Site, Applications and Services are subject to all applicable international, federal, state, and local laws and regulations, including, without limitation. You agree to comply with all applicable laws regarding your use of the Site, Applications and Services and not to use the Site, Applications or Services in any way that violates such laws or regulations. None of the information or data on the Site, Applications or Services may be exported or re-exported (i) into any United States embargoed countries, or (ii) to anyone on the U.S. Department of the Treasury’s list of Specially Designated Nationals or the U.S. Department of Commerce’s Denied Person’s List or Entity List. You further agree that information provided by you is truthful and accurate to the best of your knowledge.

The Services may be unavailable or subject to certain restrictions in certain States or jurisdictions.

11.  Indemnification. You agree to indemnify, defend and hold Cluck’n Lucky, ShiftPixy, and each of Cluck’n Lucky’s and ShiftPixy’s subsidiaries, Affiliates, licensors, content providers, service providers and its partners, owners, employees, agents, officers, directors and contractors (the “Indemnified Parties”), harmless from any liability, loss, claim and expense, including reasonable attorney's fees, related to your violation of the Terms or use of the Site, Applications and Services. You will also indemnify and hold the Indemnified Parties harmless from and against any claims brought by third-parties arising out of your use of any content or information accessed from the Site and Applications or use of the Services.

12.  Disclaimer. YOUR USE OF THE SITE, APPLICATIONS AND SERVICES IS AT YOUR OWN RISK. ANY SERVICE AND/OR INFORMATION PROVIDED BY THE SITE OR APPLICATIONS IS PROVIDED “AS IS” AND WITHOUT WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED. WE DISCLAIM ALL WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR NON-INFRINGEMENT. WE DO NOT WARRANT THAT ANY FUNCTION OR CONTENT CONTAINED ON THE SITE, APPLICATIONS OR SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE, THAT DEFECTS WILL BE CORRECTED, OR THAT THE SITE, APPLICATIONS OR THE SERVER THAT MAKES IT AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. WE DO NOT WARRANT OR MAKE ANY REPRESENTATION REGARDING USE, OR THE RESULT OF USE, OF ANY SERVICE OR CONTENT IN TERMS OF ACCURACY, RELIABILITY, OR OTHERWISE. THE USER ACKNOWLEDGES THAT THE CONTENT MAY INCLUDE TECHNICAL INACCURACIES OR TYPOGRAPHICAL ERRORS, AND WE MAY MAKE CHANGES OR IMPROVEMENTS TO THE SITE OR APPLICATIONS AT ANY TIME. YOU ASSUME THE ENTIRE COST OF ALL NECESSARY SERVICING, REPAIR OR CORRECTION IN THE EVENT OF ANY LOSS OR DAMAGE ARISING FROM THE USE OF THE SITE, APPLICATIONS, OR SERVICES. WE MAKE NO WARRANTIES THAT YOUR USE OF ANY CONTENT PROVIDED BY OR THROUGH THE SITE OR APPLICATIONS WILL NOT INFRINGE THE RIGHTS OF OTHERS AND ASSUME NO LIABILITY OR RESPONSIBILITY FOR ERRORS OR OMISSIONS IN ANY CONTENT ON THE SITE OR APPLICATIONS.

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13.  Limitation of Liability. UNDER NO CIRCUMSTANCES WILL WE BE LIABLE OR RESPONSIBLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL (INCLUDING DAMAGES FROM LOSS OF BUSINESS, LOST PROFITS, LITIGATION, OR THE LIKE), SPECIAL, EXEMPLARY, PUNITIVE, OR OTHER DAMAGES, UNDER ANY LEGAL THEORY, ARISING OUT OF OR IN ANY WAY RELATING TO THE SITE, APPLICATIONS, SERVICES OR YOUR USE OF THE SITE, APPPLICATIONS OR SERVICES OR THE CONTENT OF THE SITE AND APPLICATIONS, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. YOUR SOLE REMEDY FOR DISSATISFACTION WITH THE SITE, APPLICATIONS AND/OR SERVICES (INCLUDING THE CONTENT OF THE SITE AND APPLICATIONS) IS TO CEASE ALL OF YOUR USE OF THE SITE, APPLICATIONS OR SERVICES, AS THE CASE May BE. IN NO EVENT WILL THE COLLECTIVE LIABILITY OF WE AND AFFILIATES, SUBSIDIARIES, LICENSORS, CONTENT PROVIDERS, SERVICE PROVIDERS, OWNERS, EMPLOYEES, AGENTS, OFFICERS, AND DIRECTORS, REGARDLESS OF THE FORM OF ACTION (WHETHER IN CONTRACT, TORT, OR OTHERWISE), EXCEED THE GREATER OF $100 OR THE AMOUNT YOU HAVE PAID US FOR THE USE OF THE SITE, APPLICATIONS OR SERVICES PROVIDED.

You may have additional rights under certain laws (including consumer laws) which do not allow the exclusion of implied warranties, or the exclusion or limitation of certain damages. If these laws apply to you, the exclusions or limitations in these Terms that directly conflict with such laws may not apply to you.

14.  Use of Information. Cluck’n Lucky reserves the right, and you authorize Cluck’n Lucky, to use and assign all information regarding use of the Site, Applications and Services by you and all information provided by you in any manner consistent with Cluck’n Lucky’s Privacy Policy.

15.  Copyrights and Copyright Agent. If you believe your work has been copied in a way that constitutes copyright infringement, or your intellectual property rights have otherwise been violated, please provide a notice containing all of the following information to Cluck’n Lucky’s Copyright Agent, pursuant to the Digital Millennium Copyright Act:

(a)	An electronic or physical signature of the person authorized to act on behalf of the owner of the copyright or other intellectual property interest;

(b)	A description of the copyrighted work that you claim has been infringed;

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(c)	A description of where the material that you claim is infringing is located on the Site, Applications and/or Services;

(d)	Your address, telephone number, and e-mail address;

(e)	A statement by you that you have a good faith belief that the disputed use is not authorized by the copyright owner, its agent, or the law; and

(f)	A statement by you, made under penalty of perjury, that the above information in your notice is accurate and that you are the copyright owner or authorized to act on the copyright owner's behalf.

Cluck’n Lucky’s Copyright Agent for Notice of claims of copyright infringement on the Site or Applications can be reached at:

Cluck’n Lucky, Inc., C/O Legal Department

By Mail: 501 Brickell Key Drive

Suite 300

Miami, FL 33131

By E-mail: rombo@cluckinlucky.com

16.  Governing Law; Venue; Actions. You agree that these Terms shall be governed and construed in accordance with the laws of the State of Florida, and applicable federal laws, without regard to conflicts of laws principles. Cluck’n Lucky, ShiftPixy and you agree that the exclusive jurisdiction for any claim or action arising out of or relating to these Terms shall be filed only in the state or federal courts located in Miami-Dade County, Florida, United States of America, and you further agree and submit to the exercise of personal jurisdiction of such courts for the purpose of litigating any such claim or action that is not subject to binding arbitration as set forth herein.

17.  Dispute Resolution

PLEASE READ THIS SECTION CAREFULLY. IT AFFECTS YOUR LEGAL RIGHTS, INCLUDING YOUR RIGHT TO FILE A LAWSUIT IN COURT.

Binding Arbitration

If the parties are unable to resolve any controversy or claim arising out of or relating to the Site, Applications and Site, use of the Site , Applications and Services, these Terms and/or the Privacy Policy (each a “Dispute”) through informal negotiations, you, Cluck’n Lucky and ShiftPixy agree that the Dispute (except those Disputes expressly excluded below) shall be settled by binding arbitration to be held in Miami-Dade County, Florida in accordance with the rules then in effect of the American Arbitration Association. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive, and binding on the parties to the arbitration. Judgment may be entered on the arbitrator’s decision in any court having jurisdiction. To the extent permitted by law, Cluck’n Lucky and ShiftPixy shall pay the administrative fees associated with the arbitration, except for the first $500.00 in administrative fees for any arbitration that is initiated by you, and each party shall separately pay its counsel fees and expenses. The arbitrator shall apply Florida law consistent with the Federal Arbitration Act and applicable statutes of limitations and shall honor claims of privilege recognized at law. If any part of this arbitration provision is deemed to be invalid, unenforceable or illegal (other than that claims will not be arbitrated on a class or representative basis), or otherwise conflicts with the rules and procedures established by the American Arbitration Association, then the balance of this arbitration provision shall remain in effect and shall be construed in accordance with its terms as if the invalid, unenforceable, illegal or conflicting provision were not contained herein. If, however, the portion that is deemed invalid, unenforceable or illegal is that claims will not be arbitrated on a class or representative basis, then the entirety of this arbitration provision shall be null and void, and neither you nor Cluck’n Lucky nor ShiftPixy shall be entitled to arbitrate the dispute. BY AGREEING TO THE ARBITRATION OF DISPUTES AS SET FORTH HEREIN, YOU AGREE THAT YOU ARE WAIVING YOUR RIGHT TO A JURY TRIAL AND LIMITING YOUR RIGHT TO APPEAL AND YOU UNDERSTAND THAT YOU ARE WAIVING YOUR RIGHTS TO OTHER AVAILABLE RESOLUTION PROCESSES, SUCH AS A COURT ACTION. DO NOT USE THIS PLATFORM IF YOU DO NOT AGREE TO THE FOREGOING BINDING ARBITRATION PROVISIONS.

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Class Action Waiver

The parties agree to bring any dispute in arbitration only on their own behalf, and not on a class or collective actions basis. Accordingly:

No right or authority exists for any dispute to be brought, heard, or arbitrated as a class or collective action (“Class Action Waiver”).  The Class Action Waiver shall not be severable from this Arbitration Provision in any case in which: (a) the dispute is filed as a class and/or collective action and (b) a civil court of competent jurisdiction (subject to appeals if any to an appellate court) finds the Class Action Waiver is unenforceable.  In such instances, the class and/or collective action must be litigated in a civil court of competent jurisdiction.

Notwithstanding any other clause or language in this document, Arbitration Provision and/or any rules or procedures that might otherwise apply by virtue of this document or by virtue of any arbitration organization rules or procedures that now apply or any amendments and/or modifications to those rules, any claim that the Class Action Waiver or any portion of the Class Action Waiver, is unenforceable, inapplicable, unconscionable, or void or voidable, shall be determined only by a court of competent jurisdiction and not by an arbitrator.

The Class Action Waiver and any other provision of this Arbitration Provision shall be severable in any case in which the dispute is filed as an individual (non-class and non-collective) action and severance is necessary to ensure that the action proceeds in arbitration.

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18.	Application Support. It is understood that the Applications will operate on iPhones, iPads, Android Phones, and Android Tablets. Cluck’n Lucky may issue an update to the Applications which may add, modify and/or remove Application features. These updates may be pushed out automatically without notice, although Cluck’n Lucky may notify you in advance of an upcoming update with details on what the update includes.

19.  Promotions. Any brand offer made by Cluck’n Lucky is limited to the duration advertised or in the absence of such time or the event of any error or omission shall be valid for twenty-four (24) hours from when it first appeared unless Cluck’n Lucky in its sole discretion, decides to change the extent or duration of any offer.

20.	Additional Terms – Loyalty Program; Account. The Cluck’n Lucky Loyalty Program (“Program” or “Loyalty Program”) is a promotional program offered by Cluck’n Lucky. Under the Program, you can earn Points (as hereafter defined) by making qualifying purchases via the methods specified by Cluck’n Lucky (in Cluck’n Lucky’s discretion from time to time) for qualifying purchases (a “Qualifying Purchase”) made through your Account. You can use these Points to obtain preselected reward items (referred to generally as “Reward(s)”). Below is a description of the Program and additional terms and conditions that apply to your participation in the Program. The Program shall be included in the definition of the “Services” hereunder.

THE PROGRAM IS VOID WHERE PROHIBITED. CLUCK’N LUCKY RESERVES THE RIGHT TO MODIFY OR TERMINATE THE LOYALTY PROGRAM IN ANY MANNER, IN WHOLE OR PART, EVEN THOUGH SUCH CHANGES MAY AFFECT THE REDEMPTION VALUE OF THE POINTS AND/OR REWARDS ALREADY ACCUMULATED.

(a)	Participation.

Except as otherwise communicated by Cluck’n Lucky from time to time, to participate in the Program, you must have downloaded the Application and have an Account (Cluck’n Lucky may revise the methods in which you can create an Account at any time). During the term of the Program (as determined by Cluck’n Lucky in Cluck’n Lucky’s sole discretion), when you log into your Account, you will be enrolled in the Program and your loyalty account (“Loyalty Account”) will automatically be established. You may need to perform additional steps or provide additional information in order to complete your enrollment in the Program. You acknowledge and agree that Cluck’n Lucky may send you information and notices regarding your Loyalty Account and the Program by email, push notification, or other means based on the information you provide to Cluck’n Lucky. You acknowledge and agree that Cluck’n Lucky shall have no liability associated with or arising from your failure to maintain accurate Loyalty Account information, including, but not limited to, your failure to receive critical information about the Program.

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You assume exclusive responsibility for all activities that occur in your Loyalty Account and use of the Services and accept all risks of any unauthorized access to your Loyalty Account, to the maximum extent permitted by law. Except as required to provide or deliver any of the Services or as required by law, Cluck’n Lucky (or ShiftPixy, as the case may be) will not grant any third-party access to your Loyalty Account.

(b)	Earning Points.

Designated qualifying food and beverages and mini-game purchases made through your Loyalty Account on the Site or Application may be deemed “Qualifying Purchases” and eligible for the accrual of Program points (“Points”). No partial Points will be awarded. For the avoidance of doubt, taxes and purchases of merchandise, alcohol, gift cards, and delivery orders will not constitute Qualifying Purchases hereunder unless otherwise expressly designated by Cluck’n Lucky.

Once you complete your Program enrollment, you will start earning Points for Qualifying Purchases. After you check-in for a Qualifying Purchase, please allow up to 48 hours for Points to be deposited into your Loyalty Account. Cluck’n Lucky will not be liable for any failure to credit Points in a timely manner.

From time to time, Cluck’n Lucky, or others acting with Cluck’n Lucky’s permission, may award additional Points for certain types of Qualifying Purchases or for other reasons for a limited period of time (“Bonus Points”). Bonus Points may not qualify for certain Rewards in Cluck’n Lucky’s sole discretion. In such instances, Bonus Points will be awarded/redeemed as described in their promotional offer and will be subject to any additional terms set forth in such promotional offer.

If at any time your Account or Loyalty Account is not in good standing, no additional Points may accrue with respect to any Qualifying Purchase you make until your Account or Loyalty Account returns to good standing. Points have no cash or other value and may be used only to obtain Rewards in the Program. Points accrued in your Loyalty Account do not constitute your property and do not entitle a participant to a vested right or interest. Points may be revoked, cancelled, limited, or modified at any time, even though such action may affect your right to use previously accumulated Points. You may not purchase Points or transfer Points from one Loyalty Account to another Loyalty Account. You also may not transfer or sell any Points or your Loyalty Account. Cluck’n Lucky is not liable for Points that are lost, suspended, delayed, uncredited, or revoked due to suspected or actual fraudulent, unauthorized, illegitimate, or other unacceptable use.

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(c) Points Forfeiture.

Your Points will be forfeited if your Account or Loyalty Account is terminated and/or deleted by you or by Cluck’n Lucky. You may not be provided with notice of forfeiture of Points. You are not entitled to compensation from Cluck’n Lucky or from any other entity if your Points expire or are forfeited for any reason.

(d)	Rewards and Reward Expiration.

When [Number of] Points (or other amount of required Points as indicated by Cluck’n Lucky) are earned, those [Number of] earned Points will automatically convert to a Reward, and the [Number of] Points shall be deducted from your Loyalty Account and shall no longer be usable for Reward redemption. For the current list and description of the Rewards available, please visit https://www.cluckinlucky/rewards. The selection of available Reward items is determined by Cluck’n Lucky and the selection and/or the number of Points needed to earn the Rewards may change from time to time without notice to you. Points are only redeemable for Rewards. Your Rewards will be forfeited if your Account or Loyalty Account is terminated and/or deleted by you or by Cluck’n Lucky or ShiftPixy, as the case may be.

For instructions on how to redeem your Reward, please visit https://www.cluckinlucky.com/rewards. Limit one (1) Reward per transaction. Except as otherwise designated by Cluck’n Lucky, you may not combine Reward redemption with any other offers. From time to time, Cluck’n Lucky may limit the number of Rewards you can redeem within a specified time period. Rewards and Points are not transferable and non-divisible. Offline redemption is not available; the only way to redeem Points and Rewards is via the Site or Applications.

Please review each Reward’s expiration date. Rewards earned or obtained through other methods may have different eligible redemption periods or criteria as may be communicated by Cluck’n Lucky from time to time in Cluck’n Lucky’s sole discretion. Cluck’n Lucky is not liable to you if a Reward expires prior to your use of the Reward. An expired Reward will no longer be available for use or redemption. You can only acquire Rewards to the extent that you have the required number of Points in your Loyalty Account or to the extent Cluck’n Lucky elects to offer any other Reward method. Once a redemption order is placed or the Reward expires, your Loyalty Account will show a deduction of the Reward.

Cluck’n Lucky is not a wallet provider, exchange, broker financial institution, or creditor.

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You agree to immediately notify Cluck’n Lucky if you suspect any unauthorized use or access of the Account or Loyalty Account or otherwise suspect any security breaches or attempted security breaches in the Account or Loyalty Account.

(e)	Text Messaging.

By creating an Account, you hereby affirmatively consent to the use by Cluck’n Lucky of your mobile phone number for communications, including text messages, push notifications, etc. as part of the normal business operation of your use of the Services. You may opt-out of receiving text (SMS) messages from Cluck’n Lucky at any time by requesting removal via email at rombo@cluckinlucky.com.

21.	Additional Disclaimer - Activities. The Services may allow you to engage in a variety of Activities including engaging or participating in any mini-games (virtual games) hosted or operated by Cluck’n Lucky and made available through your Account. As such, Activities are subject to the additional following rules and disclaimers, without limitation:

•	You represent that you are using NFTs primarily as objects of play and not for investment or speculative purposes;

•	Your Account is not an investment account;

•	You are prohibited from using a Bot and agree to forego any and all rights in NFTs acquired by a Bot;

•	Cluck’n Lucky does not control any Network;

•	Cluck’n Lucky shall have no liability if an Activity is delayed or fails on account of errors, lack of processing capacity or other failure of a Network;

•	Without your consent or prior notice, Cluck’n Lucky (or ShiftPixy, as the case may be) reserves the right to impose, in its sole discretion limits on Activities in order to protect you, Cluck’n Lucky, ShiftPixy and its third-party servicers from legal, fraud, security or other risks;

•	Without prior notice or consent of User, Cluck’n Lucky (or ShiftPixy, as the case may be) reserves the right to impose, in its sole discretion, restrictions on Activities;

•	Cluck’n Lucky bears no responsibility or liability for Activities initiated by you that contain incorrect, erroneous or improperly formatted User Data or are intended for a different type or destination of NFT, such as an External Wallet; and

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•	You have the exclusive responsibility to ensure that your Activities are carried out: (i) in compliance with these Terms; and (ii) using addresses and information that are true, correct, and free of error.

Cluck’n Lucky reserves the right, in its sole discretion, to prohibit Activities from or to any External Wallet in order to reduce the risk of fraud, security breaches, or other risks and also to comply with any applicable law.

Cluck’n Lucky may deem any Activity performed in violation of any of the foregoing to be void ab initio.

If you fail to adhere to these Terms, you understand and agree as follows: (i) that such failure may result in the permanent loss of your NFTs (for which Cluck’n Lucky shall have no liability); and (ii) that Cluck’n Lucky reserves the right to confiscate any NFTs purchased or acquired in a manner not expressly permitted by these Terms, without notice or liability to you. User further expressly acknowledges and agrees that the Account is not an investment account and that NFTs have no intrinsic value, consequently, and without limitation, Cluck’n Lucky shall have no liability to User for the freezing or termination of an Account.

Risk – NFTs

You acknowledge and agree that there are inherent risks associated with NFTs and that such risks extend to your use of your Account and Services. These risks include, but are not limited to, the failure of hardware, software or internet connections, the risk of malicious software introduction and the risk of unauthorized access to your Account or NFT Wallets. It is your responsibility to familiarize yourself with the risks involved with NFTs, their protocols and networks. Use of the Services does not remove these risks. Cluck’n Lucky is not responsible for any communication failures, disruptions, errors, distortions, or delays when using the Services, however they may be caused.

You acknowledge that an NFT has no inherent value nor does Cluck’n Lucky or any third-party promise that an NFT has or will ever have any specific value. Transactions involving NFTs may, in some cases, not be completed. For example, if you attempt to send or receive NFTs that are not supported by the Services, the NFTs may be lost entirely and may not be recoverable. In no event will Cluck’n Lucky be liable to you or to any third-party for the foregoing.

22.	Glossary. For the purposes of the Terms, the words below in this glossary have the meanings indicated below:

Account means a unique account created by you and hosted by Cluck’n Lucky and shall have the added purpose of serving as an additional record of: (i) your acceptance of these Terms; (ii) use of the Services; and (iii) any Activities.

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Activity means any User action or activity initiated or performed by the User regarding any NFTs.

Affiliate means, in relation to a party contemplated under these Terms, another person or entity that directly or indirectly owns or controls, is owned or controlled by, or is under common ownership or common control with the party, or a party's principal partners, shareholders, or owners of some other ownership interest.

External Wallet means a NFT Wallet owned by you or a third-party and from which Cluck’n Lucky is not capable of accessing (or providing any support or assistance).

Network means the blockchain or network supporting a NFT and Activities in that NFT.

NFT means a one-of-a-kind, non-fungible, cryptographic token representing a unique digital asset for which there is no copy or substitute. An NFT cannot be substituted for another NFT as each NFT is distinctive and unique in some way. An NFT is not a medium of exchange and is not convertible virtual currency.

NFT Activity means an Activity involving NFTs being transferred from one NFT Wallet to another.

NFT Wallet means a third-party service, device, code or protocol used to store NFTs or initiate NFT Activities or otherwise.

User Data means the information collected, stored, accessed or used by Cluck’n Lucky in the course of supplying the Services in respect of the Account.

23.  Severability. If any provision of the Terms shall be adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that the Terms will otherwise remain in full force and effect.

24.  Waiver. The failure of Cluck’n Lucky or ShiftPixy to exercise or enforce any right or provision of the Terms shall not operate as a waiver of such right or provision. Any waiver of the Terms by Cluck’n Lucky or ShiftPixy must be in writing and signed by an authorized representative of Cluck’n Lucky or ShiftPixy, as the case may be.

25.  Modification and Termination. Cluck’n Lucky and ShiftPixy reserve the right at any time and from time to time to modify or discontinue, temporarily or permanently, the Site, Applications or Services (or any part thereof) with or without notice. You agree that Cluck’n Lucky and ShiftPixy will not be liable to you or any third-party for any modification, suspension or discontinuance of the Site, Applications or Services.

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26.  Relationship of the Parties. Nothing contained in these Terms, or your use of the Site, Applications and Services shall be construed to constitute either party (including, ShiftPixy) as a partner, joint venturer, employee, or agent of the other party, nor shall either party hold itself out as such. Neither party has any right or authority to incur, assume or create, in writing or otherwise, any warranty, liability or other obligation of any kind, express or implied, in the name of or on behalf of the other party, it being intended by both parties that each shall remain independent contractors responsible for its own actions.

For the avoidance of doubt, we are in no manner providing investment advice, tax advice, legal advice, or other professional advice whether through the Services or otherwise.

27.  Entire Agreement. The Terms constitute the entire agreement between you and us and governs the terms and conditions of your use of the Site, Applications and Services, and supersedes all prior or contemporaneous communications and proposals, whether electronic, oral or written, between you and us with respect to the Site, Applications or Services. Notwithstanding the foregoing, you may also be subject to additional terms and conditions, posted policies (including but not limited to the Privacy Policy), guidelines, or rules that may apply when you use the Site, Applications and Services. We may revise these Terms at any time by updating the Terms and posting it on the Site and Applications. Accordingly, you should visit the Site and Applications (as the case may be) and review the “Terms and Conditions” link periodically to determine if any changes have been made. Your continued use of this Site, Applications and Services after any changes have been made to the Terms signifies and confirms your acceptance of any such changes or amendments to the Terms.

28.  Force Majeure. We shall have no liability or responsibility for; (i) failure in performance or interruption of the Services (ii) any inaccuracy, error, delay in, or omission of information or transmission of information, (iii) any loss or damage that you may incur, which results directly or indirectly from any force majeure event including, but not limited to flood, act of civil or military authorities, terrorist acts, extraordinary weather conditions, pandemic, fire, pandemic, war, strike or other labor dispute, interruption of telecommunication services, accident, power failure, hardware or software malfunction, any act of God, or any other act that is beyond our reasonable control.

29.  Contact Information. If you have any questions or complaints regarding these Terms, please contact Cluck’n Lucky at rombo@cluckinlucky.com or by post to:

Cluck’n Lucky, Inc.

501 Brickell Key Drive

Suite 300

Miami, FL 33131

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Notice to California Consumers: California residents may also contact the Complaint Assistance Unit of the Division of Consumer Services of the California Department of Consumer Affairs by mail at 1625 North Market Blvd., Sacramento, CA 95834, or by telephone at (916) 445-1254 or (800) 952-5210.

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